INITIAL RESOLUTIONS

I, Riley Park, of Registered Agents Inc., being the Organizer of HAINT BLUE BREWING COMPANY LLC, a Alabama Limited Liability Company, hereby resolve to relinquish signing authority to the Member(s) as listed in the member certification section of the operating agreement and the Manager(s) listed below. I adopt the following resolutions:

1. **Resolved**, these named Manager(s) of the Limited Liability Company are hereby named as Manager(s), and will serve as Manager(s) until the Member(s) vote otherwise.

   Keith W Sherrill
   Anna Grace Sherrill

2. **Resolved**, that HAINT BLUE BREWING COMPANY LLC was organized on 12/7/2015 in the State of Alabama with assigned filing number 349-235.

3. **Resolved**, that the copy of the Articles of Organization of the above named Limited Liability Company is complete.

4. **Resolved**, that the general provisions of an operating agreement be adopted and included as official records of the Limited Liability Company. If the members choose to adopt a more detailed operating agreement, then such agreement will take precedence over general provisions in the original operating agreement.

5. **Resolved**, that members have formed a limited liability company, and are entitled to the full extent of their limitation of liability pursuant to state law. Furthermore, members' failure to maintain formalities of a limited liability company does not preclude them from liability protection under state law.



Riley Park – Organizer
December 11, 2015

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

HAINT BLUE BREWING COMPANY LLC

This Company Agreement of this MANAGER MANAGED LIMITED LIABILITY COMPANY organized pursuant to applicable state law, is entered into and shall become effective as of the Effective Date by and among the Company and the persons executing this Agreement as Members. It is the Members express intention to create a limited liability company in accordance with the Act, as currently written or subsequently amended or redrafted. Therefore, all provisions of this document shall be construed consistent with the afore described intent of the Members. Accordingly, in consideration of the conditions contained herein, he/she/they agree as follows:

ARTICLE 1

Company Formation

1.1 **FORMATION**. The Members hereby form a Limited Liability Company ("Company") subject to the provisions of state law as currently in effect as of this date. Articles of Organization shall be filed with the Secretary of State.

1.2 **REGISTERED OFFICE AND AGENT**. The location and name of the registered agent shall be as stated in the Articles of Organization.

1.3 **TERM**. The Company shall continue for a perpetual period.

(a) Members whose capital interest as defined in Article 2.2 exceeds 50 percent vote for dissolution; or

(b) Any event which makes it unlawful for the business of the Company to be carried on by the Members; or

(c) Any other event causing dissolution of this Limited Liability Company under applicable state laws.

1.4 **CONTINUANCE OF COMPANY**. Notwithstanding the provisions of ARTICLE 1.3, in the event of an occurrence described in ARTICLE 1.3(c), if there are at least one remaining Member(s), said remaining Member)s) shall have the right to continue the business of the Company

1.5 **BUSINESS PURPOSE**. The Company shall conduct any and all lawful business deemed appropriate to execute the company's objectives.

1.6 **PRINCIPAL PLACE OF BUSINESS**. The location of the principal place of business of the Company shall be as stated in the Articles of Organization or at a location as the Managers select.

1.7 **THE MEMBERS**. The name and place of residence of each member are listed below at Certification of Members. Members are the owners of this company..

1.8 **ADMISSION OF ADDITIONAL MEMBERS**. Except as otherwise expressly provided in the Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

ARTICLE 2

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members initially shall contribute to the Company capital and the company shall keep record of the amount each contributed.

2.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member shall be obligated to make any additional contribution to the Company's capital.

ARTICLE 3

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company, and as amended from time to time in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS**. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE 4

Management

4.1 **MANAGEMENT OF THE BUSINESS**. This company shall be manager managed. The initial elected managers are set forth in the articles of organization filed with the appropriate State agency. If the appropriate State agency does not require the Managers names be set for the in the articles of organization, or the organizer elects not to set forth the names of the Managers in the articles of organization, the Members may elect the Managers in this agreement in the certification of Managers. Members holding a majority of the capital interests in the Company may elect Managers as the Members determine. Managers listed in the articles of organization and/or this agreement will serve as the Managers of this company until a meeting of members is held and new Manager(s) elected.

4.2 **MEMBERS**. Members shall not take part in the operation of the Company's affairs, unless they are elected Managers.

4.3 **POWERS OF MEMBERS**. The Members are authorized on the Company's behalf to make all decisions in accordance with ARTICLE 4.2 as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Members are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4 **NOMINEE**. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Managers may designate. The Managers shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

4.5   **COMPANY INFORMATION**. Upon request, the Managers shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Manager's possession regarding the Company or its activities. The exercise of the rights contained in this ARTICLE 4.6 shall be at the requesting Member's expense.

4.6   **EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Managers to any liability to the Members.

4.7   **INDEMNIFICATION**. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

4.8   **RECORDS**. The Managers shall cause the Company to keep at its principal place of business or at another location agreeable by the Members, the following:

(a) A current list in alphabetical order of the full name and the last known street address of each Member;

(b) A copy of the Certificate of Formation and the Company Operating Agreement and all amendments;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of any financial statements of the limited liability company for the three most recent years.

ARTICLE 5

Compensation

5.1   **MANAGEMENT FEE.** Any Manager rendering services to the Company shall be entitled to compensation commensurate with the value of such services as all members agree upon.

5.2   **REIMBURSEMENT**. The Company shall reimburse the Managers or Members for all direct out-of-pocket expenses incurred by them in managing the Company.

ARTICLE 6

Bookkeeping

6.1   **BOOKS**. The Managers shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business or at another location agreeable by the Members. Such books shall be kept on such method of accounting as the Managers shall select. The company's accounting period shall be the calendar year.

6.2   **MEMBER'S ACCOUNTS**. The Managers shall maintain separate capital and distribution accounts for each member. Each member's capital account shall be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and shall consist of his initial capital contribution increased by:

(a) Any additional capital contribution made by him/her;

(b) Credit balances transferred from his distribution account to his capital account;

and decreased by: (a) Distributions to him/her in reduction of Company capital;

(b) The Member's share of Company losses if charged to his/her capital account.

6.3   **REPORTS**. The Managers shall close the books of account after the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE 7

Transfers

7.1   **ASSIGNMENT**. If at any time a Member proposes to sell, assign or otherwise dispose of all or any part of its interest in the Company, Member shall comply with the following procedures:

(a) First make a written offer to sell such interest to the other Member(s) at a price determined in writing. At this point exiting member may not make this intention publicly known. If such other Members decline or fail to elect such interest within sixty (60) days, the exiting member may advertise its membership interest for sale as it sees fit.

(b) If a member has a buyer of members interest, the other current member(s) have first right of refusal to purchase the exiting members interest for the agreed purchase price. If there are more than one current remaining members, remaining members may combine funds to purchase the exiting members interest. Exiting member must show that potential purchaser has full certified funds, or the ability to get full certified funds before the first right of refusal period starts. Current members have 60 days to buy exiting members interest if they so desire.

(c) Pursuant to the applicable law, current members may unanimously approve the sale of exiting members' interests to grant full membership benefits and functionality to the new member. The current remaining members must unanimously approve the sale, or the purchaser or assignee will have no right to participate in the management of the business, affairs of the Company, or member voting rights. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. Exiting member must disclose to buyer or assignee if current members will not approve the sale.

7.2 **VALUATION OF EXITING MEMBERS INTEREST**. . If a member wants to exit the LLC, and does not have a buyer of its membership interest, exiting member will assign its interest to current members according to the following set forth procedures:

(a) A value must be placed upon this membership interest before assigned.

(b) If exiting member and current members do not agree on the value of this membership interest, exiting member must pay for a certified appraiser to appraise the LLC company value, and the exiting members' value will be assigned a value according to the exiting members' interest percentage.

(c) The current members must approve the certified appraiser used by exiting member. Current members have 30 days to approve the exiting members certified appraiser. If current members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the LLC business appraisal. Current members may not stall the process by disapproving all certified appraisers.

(d) Upon completion of a certified appraiser placing a value on the LLC, a value will be placed on exiting members' interest according to exiting members' percentage of membership interest.

(e) If current members disagree with the value placed on exiting members' interest, current members must pay for a certified appraiser to value the LLC and exiting members' interest according to the same terms.

(f) Current members' appraiser must be completed within 60 days or right of current members to dispute the value of exiting members interest expires.

(g) Upon completion of current members certified appraiser, the exiting member must approve the value placed on exiting members' interest. Exiting member has 30 days to approve this value.

(h) If exiting member does not approve current members' appraiser value, the value of the LLC will be determined by adding both parties' values, then dividing that value in half, then creating the value of the exiting members' interest according to the exiting members' percentage of membership interest.

7.3 **DISTRIBUTION OF EXITING MEMBERS INTEREST**. Upon determination of exiting members' interest value, the value will be a debt of the LLC. The exiting member will only be able to demand payment of this debt at dissolution of the LLC or the following method:

(a) LLC will make timely payments.

(b) LLC will only be required to make payments towards exiting members' debt if LLC is profitable and passed income to current members.

(c) LLC must make a debt payment to exiting member if LLC passed income of 50% of the total determined value of the exiting members' interest in one taxable year. (Example: If exiting members' value was $100,000 and current member(s) received $50,000 taxable income in the taxable year, the LLC would owe a debt payment to exiting member. If current member(s) only received $90,000 in passed income, there would be no payment due.)

(d) Debt payment must be at least 10% of the value of the passed income to current LLC members.

(e) LLC must make payment to exiting member within 60 days of the end of the taxable year for the LLC.

(f) Payment schedule will continue until exiting members debt is paid by LLC.

(g) If LLC dissolves, exiting member will be a regular debtor and payment will follow normal LLC dissolution payment statutes.

(h) Exiting members' value of membership interest it assigned current members may NOT accrue interest.

(i) LLC can pay off amount owed to exiting member at any time if it so desires.

LISTING OF MANAGERS

The undersigned hereby agree to serve as managers for this LLC.

Signed this _____ day of _____, 20_____.

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CERTIFICATE OF MEMBERS

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this _____ day of _____, 20_____.

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Thank you for allowing us to help you form your new LLC! Your formation documents have been approved by the State and you are ready to begin doing business! In order to assist you further with the incorporation process you will find the following enclosed:

Filed State Documents – A copy of the State approved document should be kept with your corporate records. While these look different from state to state, it will contain your filing date and filing number with the State.

Initial Resolutions – As the Organizer of your LLC, we simply form your company with the State. We do not hold any ownership and this document specifically states who the owners are and when you were filed. Keep these with your corporate records as some banks may want to see this.

Operating Agreement – This is a guidebook for how your company will operate. It should contain a full listing of members and initial contributions made by each member. We recommend each member sign and have their signature notarized as it is a legally binding document. Keep an original copy in your corporate records.

Membership Certificates – These should be completed, signed and delivered to each member holding ownership in the company. These will evidence each person's true ownership in the company.

Information on Opening a Bank Account - Most people choose to open a banking account in the company's name. In order to do this you will need to obtain a Federal Tax Identification Number (EIN). You may have hired us to get this for you and this will be included in your package. Otherwise, it is free to obtain on the IRS website and can be generated in minutes at www.irs.gov. An LLC Banking Resolution is also included to be filled and signed by a member of the LLC opening the account.

Our Continuing Role…..

Our continuing role in your LLC will be to serve as your registered agent. Any official or State documents will come to our local office, and you will receive an email each time we receive something to notify you. We work hard to get your documents to you in real time. You may view these documents by logging into your account at any time by clicking on the "YOUR DOCUMENTS" tab. If you are in a state that requires an annual report, you will receive several email reminders closer to your due date so you can stay active and compliant with the State. Make sure to file an annual report with the State should you receive reminders from us.

Adding More Services

Have another company you could like to form? Register your company in another state? or Simply have us serve as your registered agent? All these can be done directly in your online account under the "ADD SERVICES" tab.

CERTIFICATE OF MEMBERS

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this _16_ day of _June_ , 20 _16_ .

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LLC MEMBERSHIP CERTIFICATE

Haint Blue Brewing Company

Company Name

Organized in *Alabama* has a total of *1* member(s) at *02/22/16* date

This certifies that *Keith W Sherrill* is a member of the above named Limited Liability Company, and holds a *100*%
interest of the above named company, which is entitled to the full benefits of such membership.
Such benefits are subject to the membership duties and obligations set forth in the Limited Liability Company operating agreement.
This named Limited Liability Company has caused this certificate to be executed by its members this
22 day of *February*, *2016* A.D. *Keith W Sherrill* _____

Named Member

witness and/or member

if sold:

For _____ received, I, _____ sell and transfer unto
_____ , _____% of the membership interest,
represented within this certificate, and appoint

_____
_____
_____

to transfer the allocated interest in the books of the named Limited Liability Company with full power of substitution.

_____	_____	_____
Seller	Newly named member	Witness
		Signature and name

Haint Blue Brewing Company LLC Amendment(s) adopted 07/10/2017:

PURPOSE CLAUSE:

The purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

DIRECTORS CLAUSE:

a) In discharging the duties of their positions and in considering the best interests of the Company, a [manager] [managing member] shall consider the effects of any action or inaction on:

> *i) the members of the Company;*
> *ii) the employees and work force of the Company, its subsidiaries, and its suppliers;*
> *iii) the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;*
> *iv) community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;*
> *v) the local and global environment;*
> *vi) the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and*
> *vii) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.*

b) In discharging his or her duties, and in determining what is in the best interests of the Company and its members, a [manager] [managing member] shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. A [manager] [managing member] shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a [manager] [managing member] under this paragraph if the [manager] [managing member] was not interested with respect to the action or inaction; or (ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole.

c) A [manager] [managing member] does not have a duty to any person other than a member in its capacity as a member with respect to the purpose of the Company or the obligations set forth in this Article, and nothing in this Article express or implied, is intended to create or shall create or grant any right in or for any person other than a member or any cause of action by or for any person other than a member or the Company.

d) Notwithstanding anything set forth herein, a [manager] [managing member] is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a [manager's] [managing member's] duty of care, even in the context of a Change in Control Transaction where, as a result of weighing the interests set forth in subsection (a)(i)-(vii) above, a managing member determines to accept an offer, between two competing offers, with a lower price per unit.

e) A [manager] [managing member] who makes a business judgment in good faith fulfills the duty under this section if the [manager] [managing member]: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

Recording Fee	33.00
TOTAL	33.00